

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 11, 2009

<u>Via U.S. Mail and Fax</u>
Mr. Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100140
.

> **RE: China Telecom Corporation Limited**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed June 24, 2009**
> **File No. 001-31517**

Dear Mr.Wang Xiaochu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ending December 31, 2008

Note 2 Significant accounting policies
    (y) Segmental reporting, page F-17

1. We note that you operate and manage branches in disparate geographic provinces within China. Using the guidance in paragraphs 5-10 of IFRS 8, tell us how you determine the operating segments and how the company's chief operating decision maker reviews this information. Additionally tell us who your chief operating decision maker is and discuss the measure of profit and loss reviewed by the chief operating decision maker. If you have

aggregated several operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in paragraph 12 of IFRS 8.

Note 11 Interest in associates, page F-24

2. We note that your investments in associates consist of 50% investment in Shenzhen Shekou Telecommunications Company Limited and 24 % in Shanghai Information Investment Incorporation. We also note that "equity in income of associates" represents 60% of your earnings before income tax in the year ended December 31, 2008. Tell us the composition of this line item by associate. In this regard Rule S-X 3-09 requires that if any of the conditions set forth in S-X 1-02(w) exceed 20 percent, separate annual financial statements for each subsidiary not consolidated should be provided. Please advise.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director